Exhibit 4.2

ST. JUDE MEDICAL S.C., INC.
CARDIAC RHYTHM MANAGEMENT DIVISION

Representative Principals and Sales Associates
DEFERRED COMPENSATION PLAN

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ST. JUDE MEDICAL S.C., INC.
CARDIAC RHYTHM MANAGEMENT DIVISION
REPRESENTATIVE PRINCIPALS AND SALES ASSOCIATES
DEFERRED COMPENSATION PLAN

        WHEREAS, St. Jude Medical S.C., Inc. (the “Company”), established the St. Jude Medical S.C., Inc. Cardiac Rhythm Management Division Representative Principals and Sales Associates Deferred Compensation Plan (“Plan”) effective as of July 1, 1997;

        WHEREAS, Company previously amended and restated the Plan, effective as of July 1, 1998;

        WHEREAS, Company wishes to make certain changes to the Plan including allowing certain independent contractor consultants who are not representative principals and sales associates to participate in the Plan;

        WHEREAS, Company desires to amend and restate the Plan in its entirety, effective as of July 1, 2000.

        NOW, THEREFORE, effective as of July 1, 2000, the Plan is hereby amended to read as follows:

ARTICLE I

TITLE AND DEFINITIONS

        1.1     Title.

        This Plan shall be known as the St. Jude Medical Management S.C., Inc., Cardiac Rhythm Management Division Representative Principals and Sales Associates Deferred Compensation Plan.

        1.2     Definitions.

        Whenever the following words and phrases are used in this Plan, with the first letter capitalized, they shall have the meanings specified below.

                (a)    “Account” or “Accounts” shall mean a Participant’s Deferral Account, Company Discretionary Contribution Account and/or Transfer Account.

                (b)    “Beneficiary” or “Beneficiaries” shall mean the person or persons, including a trustee, personal representative or other fiduciary, last designated in writing by a Participant in accordance with procedures established by the Committee to receive the benefits specified hereunder in the event of the Participant’s death (other than the death benefits described in Section 6.1(c)(1) unless such person is designated as a beneficiary under the Policy described therein). No beneficiary designation shall become effective until it is filed with the Committee. Any designation shall be revocable at any time through a written instrument filed by the Participant with the Committee with or without the consent of the previous Beneficiary. If there is no Beneficiary designation in effect, then the person designated to receive the death benefit specified in Section 6.1(c)(1) shall be the Beneficiary. However, no designation of a Beneficiary other than the Participant’s spouse shall be valid unless consented to in writing by such spouse. If there is no such designation or if there is no surviving designated Beneficiary, then the Participant’s surviving spouse shall be the Beneficiary. If there is no surviving spouse to receive any benefits payable in accordance with the preceding sentence, the duly appointed and currently acting personal representative of the Participant’s estate (which shall include either the Participant’s probate estate or living trust) shall be the Beneficiary. In any case where there is no such personal representative of the Participant’s estate duly appointed and acting in that capacity within 90 days after the Participant’s death (or such extended period as the Committee determines is reasonably necessary to allow such personal representative to be appointed, but not to exceed 180 days after the Participant’s death), then Beneficiary shall mean the person or persons who can verify by affidavit or court order to the satisfaction of the Committee that they are legally entitled to receive the benefits specified hereunder. In the event any amount is payable under the Plan to a minor, payment shall not be made to the minor, but instead be paid (a) to that person’s living parent(s) to act as custodian, (b) if that person’s parents are then divorced, and one parent is the sole custodial parent, to such custodial parent, or (c) if no parent of that person is then living, to a custodian selected by the Committee to hold the funds for the minor under the Uniform Transfers or Gifts to Minors Act in effect in the jurisdiction in which the minor resides. If no parent is living and the Committee decides not to select another custodian to hold the funds for the minor, then payment shall be made to the duly appointed and currently acting guardian of the estate for the minor or, if no guardian of the estate for the minor is duly appointed and currently acting within 60 days after the date the amount becomes payable, payment shall be deposited with the court having jurisdiction over the estate of the minor. Payment by Company pursuant to any unrevoked Beneficiary designation, or to the Participant’s estate if no such designation exists, of all benefits owed hereunder shall terminate any and all liability of Company.

                (c)    “Board of Directors” or “Board” shall mean the Board of Directors of St. Jude Medical S.C., Inc.

                (d)    “Code” shall mean the Internal Revenue Code of 1986, as amended.

                (e)    “Committee” shall mean the Committee appointed by the Board to administer the Plan in accordance with Article VII.

                (f)    “Company” shall mean St. Jude Medical S.C., Inc. and any successor corporations. Company shall include each corporation which is a member of a controlled group of corporations (within the meaning of Section 414(b) of the Code) of which St. Jude Medical S.C., Inc. is a component member, if the Board provides that such corporation shall participate in the Plan.

                (g)    “Company Discretionary Contribution Account” shall mean the bookkeeping account maintained by Company for each Participant that is credited with an amount equal to the Company Discretionary Contribution Amount, if any, and earnings and losses pursuant to Section 4.2.

                (h)    “Company Discretionary Contribution Amount” shall mean, for each Participant for a Plan Year, an additional discretionary amount allocated to a Participant under this Plan as determined by the Committee. Such amount may differ from Participant to Participant both in amount and as a percentage of Compensation.

                (i)    “Compensation” shall mean commissions, fees and payments for consulting that the Participant is entitled to for services rendered to the Company.

                (j)    “Deferral Account” shall mean the bookkeeping account maintained by the Committee for each Participant that is credited with amounts equal to (1) the portion of the Participant’s Compensation that he or she elects to defer, and (2) interest pursuant to Section 4.1.

                (k)    “Distributable Amount” shall mean the sum of the amounts credited to a Participant’s Deferral Account, Transfer Account and the vested portion of the Participant’s Company Discretionary Contribution Account.

                (1)    “Early Distribution” shall mean an election by a Participant in accordance with Section 6.2 to receive a withdrawal of amounts from his or her Deferral Account and Company Discretionary Contribution Account prior to the time in which such Participant would otherwise be entitled to such amounts.

                (m)    “Effective Date” and “Amended Effective Date” respectively shall mean July 1, 1997, and July 1, 2000.

                (n)    “Eligible Consultant” shall mean individuals who have entered into independent contractor relationships with Company, who are not Eligible Representative Principals or Eligible Sales Associates and have been designated by Company for participation in this Plan.

                (o)    “Eligible Representative Principal” shall mean a corporation, partnership or sole proprietorship which has entered into an independent contractual relationship to sell Company’s product. In the event that the Eligible Representative Principal is a corporation or partnership any employee or partner of such Eligible Representative Principal may participate in this Plan by (i) making an election substantially in accordance with Section 2.1 of this Plan and (ii) performing all such further acts including completion of additional documents as may be required by the Committee.

                (p)    “Eligible Sales Associate” shall mean an individual who has an independent contractual relationship with an Eligible Representative Principal to sell Company’s products, and has been authorized by the Eligible Representative Principal for participation in this Plan. In the event that the Eligible Sales Associate is an employee of a Eligible Representative Principal such Eligible Sales Associate may participate in this Plan by (i) making an election substantially in accordance with Section 2.1 of this Plan and (ii) performing all such further acts including completion of additional documents as may be required by the Committee.

                (q)    “Fund” or “Funds” shall mean one or more of the investment funds selected by the Committee pursuant to Section 3.2(b).

                (r)    “Hardship Distribution” shall mean a severe financial hardship to the Participant resulting from a sudden and unexpected illness or accident of the Participant or of his or her Dependent (as defined in Section 152(a) of the Code), loss of a Participant’s property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant. The circumstances that would constitute an unforeseeable emergency will depend upon the facts of each case, but, in any case, a hardship distribution may not be made to the extent that such hardship is or may be relieved (i) through a reimbursement or compensation by insurance or otherwise; (ii) by liquidation of the Participant’s assets, to the extent that the liquidation of such assets would not itself cause severe financial hardship, or (iii) by cessation of deferrals under this Plan.

                (s)    “Initial Election Period” for an Eligible Representative Principal or Eligible Sales Associate shall mean the 30-day period following the later of July 1, 1997 or the Eligible Representative Principal’s first day of performing services for Company as a Representative Principal or the Eligible Sales Associate’s first day of performing services for the Representative Principal for the commission sale of Company’s products. The Initial Election Period for an Eligible Consultant shall mean the thirty-day period following the later of July 1, 2000 or the Eligible Consultant’s first day of performing services as an Eligible Consultant.

                (t)    “Interest Rate” shall mean, for each Fund, an amount equal to the net rate of gain or loss on the assets of such Fund during each month.

                (u)    “Participant” shall mean any Eligible Representative Principal, Eligible Sales Associate or Eligible Consultant who becomes a Participant in accordance with Section 2.1.

                (v)    “Payment Date” shall mean the first day of the month following the end of the calendar quarter in which a Participant elects to receive payment of his or her Account in accordance with Section 6.1 of the Plan.

                (w)    “Plan” shall mean the St. Jude Medical S.C., Inc. Cardiac Rhythm Management Division Deferred Compensation Plan set forth herein, now in effect, or as amended from time to time.

                (x)    “Plan Year” shall mean the 12 consecutive month period beginning on July 1 and ending on June 30.

                (y)    “Policy” shall mean an insurance policy purchased in accordance with the terms of this Plan.

                (z)    “Scheduled Withdrawal Date” shall be the distribution date elected by the Participant for an inservice withdrawal of all amounts of Compensation deferred and Company Discretionary Contribution Amounts in a given Plan Year, and earnings and losses attributable thereto, as set forth on the election form for such Plan Year.

                (aa)    “Transfer Account” shall mean the bookkeeping account maintained by the Company for each Participant that is credited with an amount equal to any Transferred Amount, if any, and earnings and losses pursuant to Section 4.4.

                (bb)    “Transferred Amount” shall mean, for each Participant, such amount as shall be transferred to or from another deferred compensation plan maintained by Company or an entity related to Company, in such circumstances where the Participant in this Plan or such other plan shall receive payments of the amounts transferred in accordance with the terms of the deferred compensation plan to which the amounts are transferred.

                (cc)    “Trust” shall mean the St. Jude Medical S.C., Inc. Cardiac Rhythm Management Division Deferred Compensation Plan Trust.

ARTICLE II

PARTICIPATION

        An Eligible Representative Principal, Eligible Sales Associate or Eligible Consultant shall become a Participant in the Plan by either (1) electing to defer a portion of his or her Compensation in accordance with Section 3.1, or (2) by receiving an allocation of a Company Discretionary Contribution Amount to his or her Company Discretionary Contribution Account.

ARTICLE III

DEFERRAL ELECTIONS

        3.1     Elections to Defer Compensation.

                (a)    Initial Election Period.   Subject to the provisions of Article II, each Eligible Representative Principal, Eligible Sales Associate or Eligible Consultant may elect to defer Compensation by filing with the Committee an election that conforms to the requirements of this Section 3.1, on a form provided by the Committee, no later than the last day of his, her or its Initial Election Period.

                (b)    General Rule.   The amount of Compensation which an Eligible Representative Principal, Eligible Sales Associate or Eligible Consultant may elect to defer is such Compensation earned on or after the time at which the Eligible Representative Principal, Eligible Sales Associate or Eligible Consultant elects to defer in accordance with Sections 1.2(s) and 3.1(a) and shall be a flat dollar amount or percentage which will not exceed the total Compensation earned by the Eligible Representative Principal, Eligible Sales Associate or Eligible Consultant in any Plan Year. The minimum contribution which may be made in any Plan Year by an Eligible Sales Associate, Eligible Representative Principal or Eligible Consultant shall not be less than $5,000.

                (c)    Duration of Compensation Deferral Election.   Any Compensation deferral election made under paragraph (a) of this Section 3.1 shall remain in effect, notwithstanding any change in the Participant’s Compensation, until changed or terminated in accordance with the terms of this Section 3.1(c); provided, however, that such election shall terminate for any Plan Year for which the Participant is not an Eligible Representative Principal, Eligible Sales Associate or Eligible Consultant. Subject to the limitations of Section 3.1(b), a Participant may increase, decrease or terminate his or her Compensation deferral election, effective for Compensation earned during pay periods beginning after any July 1, by filing a new election, in accordance with the terms of this Section 3.1(c), with the Committee on or before the preceding June 30. Notwithstanding any provision to the contrary contained herein, in the event a Participant incurs a “Hardship” as defined at Section 1.2(r), said Participant may suspend his deferral election for the remainder of the Plan Year. If a Participant elects to suspend his deferral election, such Participant will not be allowed to recommence deferrals to this Plan for the remainder of the Plan Year and the following Plan Year.

                (d)    Elections other than Elections during the Initial Election Period.   Subject to the limitations of Section 3.1(b) above, any Eligible Representative Principal, Eligible Sales Associate or Eligible Consultant who fails to elect to defer compensation during his or her Initial Election Period may subsequently become a Participant, and any Eligible Representative Principal, Eligible Sales Associate or Eligible Consultant who has terminated a prior Compensation deferral election may elect to again defer Compensation, by filing an election, on a form provided by the Committee, to defer Compensation as described in Section 3.1(b) above. An election to defer Compensation must be filed on or before June 30 and will be effective for Compensation earned during pay periods beginning after the following July 1.

        3.2     Investment Elections.

                (a)    At the time of making the deferral elections described in Section 3.1, the Participant shall designate, on a form provided by the Committee, which of the following types of investment funds the Participant’s Account will be deemed to be invested in for purposes of determining the amount of earnings to be credited to that Account. In making the designation pursuant to this Section 3.2, the Participant may specify that all or any multiple of his Deferral Account (equal to or greater than 10% in whole percentage increments) be deemed to be invested in one or more of the types of investment funds. Effective as of the first day of any month, a Participant may change the designation made under this Section 3.2 by filing an election, on a form provided by the Committee, not later than the 25th of the prior month. If a Participant fails to elect a type of fund under this Section 3.2, he or she shall be deemed to have elected the Money Market Fund.

                (b)    Although the Participant may designate the type of investments, the Committee shall not be bound by such designation. The Committee shall select from time to time, in its sole discretion, commercially available investments of each of the types communicated by the Committee to the Participant pursuant to Section 3.2(a) above to be the Funds. The Interest Rate of each such commercially available investment fund shall be used to determine the amount of earnings or losses to be credited to Participant’s Account under Article IV.

ARTICLE IV

DEFERRAL ACCOUNTS AND TRUST FUNDING

        4.1     Deferral Accounts.

        The Committee shall establish and maintain a Deferral Account for each Participant under the Plan. Each Participant’s Deferral Account shall be further divided into separate subaccounts (“investment fund subaccounts”), each of which corresponds to a investment fund or contract elected by the Participant pursuant to Section 3.2(a). A Participant’s Deferral Account shall be credited as follows:

                (a)    The Committee shall credit, as soon as administratively feasible, the investment fund subaccounts of the Participant’s Deferral Account with an amount equal to Compensation deferred by the Participant during each pay period ending in that month in accordance with the Participant’s election under Section 3.2(a); that is, the portion of the Participant’s deferred Compensation that the Participant has elected to be deemed to be invested in a certain type of investment fund shall be credited to the investment fund subaccount corresponding to that investment fund;

                (b)    Each investment fund subaccount of a Participant’s Deferral Account shall be credited, as soon as administratively feasible, with earnings or losses in an amount equal to that determined by multiplying the balance credited to such investment fund subaccount as of the last day of the preceding month by the Interest Rate for the corresponding fund selected by the Company pursuant to Section 3.2(b).

        4.2     Company Discretionary Contribution Account.

        The Committee shall establish and maintain a Company Discretionary Contribution Account for each Participant under the Plan. Each Participant’s Company Discretionary Contribution Account shall be further divided into separate investment fund subaccounts corresponding to the investment fund elected by the Participant pursuant to Section 3.2(a). A Participant’s Company Discretionary Contribution Account shall be credited as follows:

                (a)    The Committee shall credit, as soon as administratively feasible, the investment fund subaccounts of the Participant’s Company Discretionary Contribution Account with an amount equal to the Company Discretionary Contribution Amount, if any, applicable to that Participant, that is, the proportion of the Company Discretionary Contribution Amount, if any, which the Participant elected to be deemed to be invested in a certain type of investment fund shall be credited to the corresponding investment fund subaccount; and

                (b)    Each investment fund subaccount of a Participant’s Company Discretionary Contribution Account shall be credited, as soon as administratively feasible, with earnings or losses in an amount equal to that determined by multiplying the balance credited to such investment fund subaccount as of the last day of the preceding month by the Interest Rate for the corresponding Fund selected by the Company pursuant to Section 3.2(b).

        4.3     Trust Funding.

        The Company has created a Trust with First American Trust Company serving as initial trustee. The Company shall cause the Trust to be funded each year. The Company shall contribute to the Trust an amount equal to the amount deferred by each Participant for the Plan Year. The Company shall contribute to the Trust an amount equal to the Company Discretionary Contribution Amount for the Plan Year. The Company may also contribute such additional amounts as it shall deem necessary or appropriate if needed to pay for the insurance premiums on the Policies needed to fund the death benefits pursuant to Section 6.1(c)(1) of the Plan.

        Although the principal of the Trust and any earnings thereon shall be held separate and apart from other funds of Company and shall be used exclusively for the uses and purposes of Plan Participants and beneficiaries as set forth therein, neither the Participants nor their beneficiaries shall have any preferred claim on, or any beneficial ownership in, any assets of the Trust prior to the time such assets are paid to the Participants or beneficiaries as benefits and all rights created under this Plan shall be unsecured contractual rights of Plan Participants and beneficiaries against the Company. Any assets held in the Trust will be subject to the claims of Company’s general creditors under federal and state law in the event of insolvency as defined in Section 4.2(a) of the Trust.

        The assets of the Plan and Trust shall never inure to the benefit of the Company and the same shall be held for the exclusive purpose of providing benefits to Participants and their beneficiaries, deferring reasonable expenses of administering the Plan and Trust. The sole exception to the foregoing shall be if any amounts remain after payment to a Participant, such amounts shall be transferred by the Trustee to the Company.

        4.4     Transfer Account.

        The Committee shall establish and maintain a Transfer Account for a Participant in this Plan who previously participated in a deferred compensation plan maintained by an entity related to Company. A Participant’s Transfer Account shall be further divided into separate investment fund sub-accounts according to the investment fund selected by the Participant pursuant to Section 3.2(a). A Participant’s Transfer Account shall be credited in a manner consistent with Section 4.1 of the Plan.

ARTICLE V

VESTING

        5.1     Deferral Account.

        A Participant’s Deferral Account shall be 100% vested at all times.

        5.2     Company Discretionary Contribution Account.

        A Participant’s Company Discretionary Contribution Account, if any, shall vest and become nonforfeitable in accordance with the vesting schedule to be determined by the Company, incorporated by this reference herein and provided to the Participant as Exhibit 5.2 of this Plan.

        5.3     Transfer Account.

        A Participant’s Transfer Account shall be 100% vested at all times.

ARTICLE VI

DISTRIBUTIONS

        6.1     Distribution of Deferred Compensation and Discretionary Company Contributions.

        (a)    Distribution Without Scheduled Withdrawal Date.   In the case of a Participant who ceases to be an Eligible Consultant, Eligible Representative Principal or Eligible Sales Associate for reasons other than death, the Participant’s Distributable Amount shall be paid to the Participant in a lump sum on the most recent Payment Date elected by the Participant, more than one year from the date the Participant ceased to be an Eligible Consultant, Eligible Representative Principal or Eligible Sales Associate shall be deemed effective unless such election is the Participant’s initial election upon commencement of participation. Notwithstanding the preceding sentence, with respect to a Participant who (1) has an initial Account balance over $25,000 and (2) has had a contractual relationship with the Company for at least 5 years, distribution of such Participant’s Account may be made in installment payments over a period of 5, 10 or 15 years, as elected by the Participant in accordance with the previous sentence.

        (b)    Distribution With Scheduled Withdrawal Date.   In the case of a Participant who has elected a Scheduled Withdrawal Date for a distribution for a given Plan Year while still under contract with the Company, such Participant shall receive his or her Distributable Amount, but only with respect to those deferrals of Compensation and Company Discretionary Contributions and earnings on such deferrals of Compensation and Company Discretionary Contributions as shall have been elected by the Participant to be subject to the Scheduled Withdrawal Date in accordance with Section 1.2(z) of the Plan. A Participant’s Scheduled Withdrawal Date with respect to amounts of Compensation deferred in a given Plan Year and Company Discretionary Contributions for a given Plan Year must be at least two years from the last day of the Plan Year for which the deferrals of Compensation and Company Discretionary Contributions are made. A Participant may make one extension of the Scheduled Withdrawal Date for the deferral of Compensation and Company Discretionary Contributions for any Plan Year, provided such extension occurs at least one year before the Scheduled Withdrawal Date and is for a period of not less than two years from the Scheduled Withdrawal Date. In the event a Participant terminates employment with Company prior to a Scheduled Withdrawal Date, the Participant’s entire Distributable Amount will be paid as soon as practicable after the Termination of Employment in accordance with the provisions of Section 6.1(a).

        (c)    In the case of a Participant who commenced participation in the Plan prior to June 30, 2000 and who dies while an Eligible Representative Principal or Eligible Sales Associate, the following benefits shall be provided to the Participant’s Beneficiary:

                        (1)    In the event a Participant has made a one-time election prior to July 1, 2000 to continue life insurance benefits, a supplemental death benefit paid directly by the insurance carrier which has provided a supplemental life insurance Policy to the Participant in an amount equal to the following multiple of a Participant’s first-year deferral:

Age When Participation Begins	Multiple of First-Year Deferral
under 40	40
40-45	30
46-50	20
51-55	15
56 and older	15

                        (2)    The Participant’s Deferral Account shall be paid by the Plan to the Participant’s Beneficiary in a lump sum.

                        (3)    The Participant’s Company Discretionary Contribution Account shall be paid by the Plan to the Participant’s Beneficiary in a lump sum.

                (d)    In the case of a Participant who commences participation in the Plan on or after July 1, 2000, and who dies while an Eligible Representative Principal, Eligible Sales Associate, or Eligible Consultant the following benefits will be provided to the Participant’s Beneficiary:

                        (1)    The Participant’s Deferral Account shall be paid by the Plan to the Participant’s Beneficiary in a lump sum.

                        (2)    The Participant’s Company Discretionary Contribution Account shall be paid by the Plan to the Participant’s Beneficiary in a lump sum.

                (e)    With respect to a Participant who has an Account Balance over $25,000 and who has been employed by the Pacesetter Division of the Company for at least 5 years, distribution of such Participant’s Accounts may be made in installment payments over a period of 5, 10 or 15 years, as elected by the Participant.

        6.2     Early Distributions.

        Participant shall be permitted to elect an Early Distribution from his or her Deferral Account and the vested portion of his Company Discretionary Contribution Account prior to the Payment Date, subject to the following restrictions:

                (a)    The election to take an Early Distribution shall be made by filing a form provided by and filed with the Committee prior to the end of any calendar month.

                (b)    The amount of the Early Distribution shall in all cases shall not exceed 90% of the Deferral Account and 90% of the vested portion of his Company Discretionary Contribution Account as of the end of the calendar month as of which the distribution is to be made.

                (c)    The amount described in subSection (b) above shall be paid in a single cash lump sum as soon as practicable after the end of the calendar month in which the Early Distribution election is made.

                (d)    If a Participant receives an Early Distribution, the Participant shall forfeit an amount equal to 10% of the Early Distribution and the Company shall have no obligation to the Participant of his Beneficiary with respect to such permanently forfeited amount.

                (e)    If a Participant receives an Early Distribution, the following rules will apply for the balance of the Plan Year and for the following Plan Year: (i) the Participant will be ineligible to participate in the Plan, and (ii) neither the Participant nor his Beneficiary or beneficiaries) shall be entitled to a death benefits under Section 6.1(c)(1).

        6.3     Inability to Locate Participant.

        In the event that the Committee is unable to locate a Participant or Beneficiary within two years following the required Payment Date, the amount allocated to the Participant’s Deferral Account, shall be forfeited. If, after such forfeiture, the Participant or Beneficiary later claims such benefit, such benefit shall be reinstated without interest or earnings.

        6.4     Payment of Policy Premiums.

        Company shall cause to be paid from a Participant’s Deferral Account to the insurance carrier, for those Participants who commenced participation in the Plan prior to June 30, 2000, and elect to continue life insurance prior to July 1, 2000, the amount of premium for the Policy calculated by the insurance carrier.

        The Company shall continue to pay Policy premiums to the insurance carrier so long as the Participant has not received a distribution of benefits in accordance with Sections 6.1 and 6.2. Notwithstanding the previous sentence, in the event that a Participant’s Deferral Account is not sufficient to pay Policy premiums, the Company and the Committee shall not be obligated to advance or otherwise pay said Policy premiums.

        6.5     Transferred Amounts.

        In the event a Participant ceases to be an Eligible Representative Principal, Eligible Sales Associate or Eligible Consultant and becomes an Employee of Company or an entity related to Company, the Committee shall determine, in its sole and absolute discretion, whether the Participant shall receive a distribution of his Accounts pursuant to the provisions of Sections 6.1 of the Plan or whether such Accounts shall be treated as a Transferred Amount in accordance with Section 1.2(bb) of the Plan. In the event the Accounts are treated as a Transferred Amount the Participant’s distribution election which is in force prior to the transfer shall remain in force.

        6.6     Hardship Distribution.

        A Participant shall be permitted to elect a Hardship Distribution in accordance with Section 1.2(r) of the Plan prior to the Payment Date, subject to the following restrictions:

                (a)    The election to take a Hardship Distribution shall be made by filing a form provided by and filed with the Committee prior to the end of any calendar month.

                (b)    The Committee shall have made a determination that the requested distribution constitutes a Hardship Distribution in accordance with Section 1.2(r) of the Plan.

                (c)    The amount determined by the Committee as a Hardship Distribution shall be paid in a single cash lump sum as soon as practicable after the end of the calendar month in which the Hardship Distribution election is made and approved by the Committee.

                (d)    If a Participant receives a Hardship Distribution, the Participant will be ineligible to participate in the Plan for the balance of the Plan Year and the following Plan Year.

                (e)    If a Participant receives a Hardship Distribution of his entire Account, the Participant shall not be entitled to a death benefit under Section 6.1 of the Plan.

ARTICLE VII

ADMINISTRATION

        7.1     Committee.

        A committee shall be appointed by, and serve at the pleasure of, the Board of Directors. The number of members comprising the Committee shall be determined by the Board which may from time to time vary the number of members. A member of the Committee may resign by delivering a written notice of resignation to the Board. The Board may remove any member by delivering a certified copy of its resolution of removal to such member. Vacancies in the membership of the Committee shall be filled promptly by the Board.

        7.2     Committee Action.

        The Committee shall act at meetings by affirmative vote of a majority of the members of the Committee. Any action permitted to be taken at a meeting may be taken without a meeting if, prior to such action, a written consent to the action is signed by all members of the Committee and such written consent is filed with the minutes of the proceedings of the Committee. A member of the Committee shall not vote or act upon any matter which relates solely to himself or herself as a Participant. The Chairman or any other member or members of the Committee designated by the Chairman may execute any certificate or other written direction on behalf of the Committee.

        7.3     Powers and Duties of the Committee.

                (a)    The Committee, on behalf of the Participants and their Beneficiaries, shall enforce the Plan in accordance with its terms, shall be charged with the general administration of the Plan, and shall have all powers necessary to accomplish its purposes, including, but not by way of limitation, the following:

                        (1)    To select the Funds in accordance with Section 3.2(b) hereof;

                        (2)    To construe and interpret the terms and provisions of this Plan;

                        (3)    To compute and certify to the amount and kind of benefits payable to Participants and their Beneficiaries;

                        (4)    To maintain all records that may be necessary for the administration of the Plan;

                        (5)    To provide for the disclosure of all information and the filing or provision of all reports and statements to Participants, Beneficiaries or governmental agencies as shall be required by law;

                        (6)    To make and publish such rules for the regulation of the Plan and procedures for the administration of the Plan as are not inconsistent with the terms hereof;

                        (7)    To appoint a plan administrator or any other agent, and to delegate to them such powers and duties in connection with the administration of the Plan as the Committee may from time to time prescribe;

                        (8)    To take all actions necessary for the administration of the Plan, including determining whether to hold or discontinue the Policies; and

                        (9)    If a Policy is discontinued or a Participant has ceased to be an Eligible Representative Principal, Eligible Sales Associate or Eligible Consultant with the Company for a reason other than death, (A) to notify the insurance company that no death benefits are payable to the beneficiaries of the applicable Participant under the Policy (and that neither the Participant nor his or her beneficiary has any rights under the Policy or to any benefits under the Policy) and (B) to file a new beneficiary designation with the insurance company naming the Company as beneficiary or to cash in the Policy.

        7.4     Construction and Interpretation.

        The Committee shall have full discretion to construe and interpret the terms and provisions of this Plan, which interpretations or construction shall be final and binding on all parties, including but not limited to the Company and any Participant or Beneficiary. The Committee shall administer such terms and provisions in a uniform and nondiscriminatory manner and in full accordance with any and all laws applicable to the Plan.

        7.5     Information.

        To enable the Committee to perform its functions, the Company shall supply full and timely information to the Committee on all matters relating to the Compensation of all Participants, their death or other events which cause termination of their participation in this Plan, and such other pertinent facts as the Committee may require.

        7.6     Compensation, Expenses and Indemnity.

                (a)    The members of the Committee shall serve without compensation for their services hereunder.

                (b)    The Committee is authorized at the expense of the Company to employ such legal counsel as it may deem advisable to assist in the performance of its duties hereunder. Expenses and fees in connection with the administration of the Plan shall be paid by the Company.

                (c)    To the extent permitted by applicable state law, the Company shall indemnify and save harmless the Committee and each member thereof, the Board of Directors and any delegate of the Committee who is an employee of the Company against any and all expenses, liabilities and claims, including legal fees to defend against such liabilities and claims arising out of their discharge in good faith of responsibilities under or incident to the Plan, other than expenses and liabilities arising out of willful misconduct. This indemnity shall not preclude such further indemnities as may be available under insurance purchased by the Company or provided by the Company under any bylaw, agreement or otherwise, as such indemnities are permitted under state law.

        7.7     Quarterly Statements.

        Under procedures established by the Committee, a Participant shall receive a statement with respect to such Participant’s Accounts on a quarterly basis as of each March 31, June 30, September 30 and December 31.

ARTICLE VIII

MISCELLANEOUS

        8.1     Unsecured General Creditor.

        Participants and their Beneficiaries, heirs, successors, and assigns shall have no legal or equitable rights, claims, or interest in any specific property or assets of the Company. No assets of the Company shall be held in any way as collateral security for the fulfilling of the obligations of the Company under this Plan. The Company’s obligation under the Plan shall be merely that of an unfunded and unsecured promise of the Company to pay money in the future, and the rights of the Participants and Beneficiaries shall be no greater than those of unsecured general creditors.

        8.2     Restriction Against Assignment.

        The Company shall pay all amounts payable hereunder only to the person or persons designated by the Plan and not to any other person or corporation. No part of a Participant’s Accounts shall be liable for the debts, contracts, or engagements or any Participant, his or her Beneficiary, or successors in interest, nor shall a Participant’s Accounts be subject to execution by levy, attachment, or garnishment or by any other legal or equitable proceeding, nor shall any such person have any right to alienate, anticipate, sell, transfer, commute, pledge, encumber, or assign any benefits or payments hereunder in any manner whatsoever. if any Participant, Beneficiary or successor in interest is adjudicated bankrupt or purports to anticipate, alienate, sell, transfer, commute, assign, pledge, encumber or charge any distribution or payment from the Plan, voluntarily or involuntarily, the Committee, in its discretion, may cancel such distribution or payment (or any part thereof) to or for the benefit of such Participant, Beneficiary or successor in interest in such manner as the Committee shall direct.

        8.3     Amendment, Modification, Suspension or Termination.

        The Chief Executive Officer of Company, or such other officer of Company as may be designated by the Chief Executive Officer, may amend, modify, suspend or terminate the Plan in whole or in part, except that no amendment, modification, suspension or termination shall have any retroactive effect to reduce any amounts allocated to a Participant’s Accounts (neither the Policies themselves, nor the death benefit described in Section 6.1(c)(1) shall be treated as allocated to Accounts). In addition, the Chief Executive Officer has the right to amend or terminate Section 6.1(c)(1). In the event that this Plan is terminated, the amounts allocated to a Participant’s Accounts shall be distributed to the Participant or, in the event of his or her death, his or her Beneficiary in a lump sum within thirty (30) days following the date of termination.

        8.4     Governing Law.

        This Plan shall be construed, governed and administered in accordance with the laws of the State of California.

        8.5     Receipt or Release.

        Any payment to a Participant or the Participant’s Beneficiary in accordance with the provisions of the Plan shall, to the extent thereof, be in full satisfaction of all claims against the Committee and the Company. The Committee may require such Participant or Beneficiary, as a condition precedent to such payment, to execute a receipt and release to such effect.

        8.6     Payments on Behalf of Persons Under Incapacity.

        In the event that any amount becomes payable under the Plan to a person who, in the sole judgment of the Committee, is considered by reason of physical or mental condition to be unable to give a valid receipt therefore, the Committee may direct that such payment be made to any person found by the Committee, in its sole judgment, to have assumed the care of such person. Any payment made pursuant to such determination shall constitute a full release and discharge of the Committee and the Company.

        8.7     Performance of Additional Acts.

        In the event that an Eligible Representative Principal is a corporation or a partnership and desires to provide a deferral option for any employee or partner or if an Eligible Sales Associate is an employee of an Eligible Representative Principal, the Eligible Representative Principal shall perform any and all necessary acts including the adoption of such additional documents as shall be required by the Committee to allow for participation in this Plan.

        8.8     Headings.

        Headings and subheadings in this Plan are inserted for convenience of reference only and are not to be considered in the construction of the provisions hereof.

        IN WITNESS WHEREOF, the Company has caused this document to be executed by its duly authorized officer on this 1st day of July, 2000.

ST. JUDE MEDICAL S.C., INC.
By:	/s/ Michael T. Rousseau

Michael T. Rousseau, President